Filed Pursuant to Rule 433

Registration No: 333-132936-14

MLCX Livestock ELEMENTSSM Exchange-Traded Notes

Linked to

The MLCX Livestock Index – Total Return

(MLCX Livestock ELEMENTS)

MLCX Livestock ELEMENTS are intended to provide investors with exposure to the livestock sector of the global commodity market. The performance of MLCX Livestock ELEMENTS is linked to the MLCX Livestock Index –Total Return (MLCX Livestock Total Return Index).

ELEMENTSSM Linked to the MLCX Livestock Index –

Livestock Total Return Index was launched in 2006 as a member of the MLCX family of indices, the parent of which is the MLCX Index – Total Return (MLCX Total Return Index), and is published under the symbol MLCXLSTR on Bloomberg. As exchange-traded futures contracts have stated expirations, in order to maintain an exposure to futures contracts on the livestock sector, each Index Component is rolled into the next available futures contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month for each contract.

MLCX Livestock Total Return Index Weighting

Within the MLCX Total Return Index, the weight of each component commodity is determined on the basis of the global production of that commodity. The MLCX Total Return Index, and by extension, the MLCX Livestock Total Return Index, are reweighted annually based on changes in this global commodity production. Each year, the new weightings of the Index Components are announced in the fourth quarter and enacted on January 1 of the following year. The weight of each component commodity is then allowed to float based on the appreciation or depreciation in the price of such commodity until the next annual reweighting.

As a sub-index of the MLCX Total Return Index, the exact weighting of each of the MLCX Livestock Total Return Index Components is the weight of such Index Component in the MLCX Total Return Index divided by the weight of the Livestock market sector in the MLCX Total Return Index (3.59%). The maximum weight of any given market sector in the MLCX Total Return Index is capped at 60% with a minimum weight of 3%.

Below is a current list of the two Index Components, together with their initial weightings for 2008.

Total Return
Ticker	LSO
Intraday Indicative	LSOIV
Value Ticker
Bloomberg MLCX	MLCXLSTR
Livestock Index Ticker
Exchange	American Stock Exchange®
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	22542D605
Maturity Date	April 10, 2023

Issuer: Credit Suisse (AA-/Aa1)*

Credit Suisse, a corporation established under the laws of, and licensed as a bank in, Switzerland, is a wholly-owned subsidiary of Credit Suisse Group. Credit Suisse's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. Credit Suisse provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with advisory services, comprehensive solutions and innovative products. Credit Suisse is active in over 50 countries and employs approximately 45,000 people from over 100 different nations. Credit Suisse was founded in 1856.

Index: MLCX Livestock Index – Total Return

(MLCX Livestock Total Return Index)

The MLCX Livestock Total Return Index is designed to provide a benchmark for the performance of the livestock sector and for investment in commodities as an asset class. The MLCX Livestock Total Return Index is designed to reflect the performance of a fully collateralized investment in the two exchange-traded futures contracts (each an Index Component) on two physical commodities: live cattle and lean hogs. Each of the Index Components trades on the Chicago Mercantile Exchange. The MLCX

* The rating of Credit Suisse does not address, affect or enhance the performance of ELEMENTS other than the ability of Credit Suisse to meet its obligations. ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold the ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

Historical Performance of the MLCX Livestock

Total Return Index

The chart to the right provides a comparison of performance of the MLCX Livestock Total Return Index and the S&P GSCITM Livestock Total Return Index each monthly period from January 31, 2003, through March 31, 2008. The MLCX Livestock Total Return Index was launched on June 26, 2006, and accordingly, there is only hypothetical historical data on the MLCX Livestock Total Return Index prior to this date. This data on the MLCX Livestock Total Return Index is not necessarily indicative of the future performance of the MLCX Livestock Total Return Index or the future value of MLCX Livestock ELEMENTS. There can be no assurance that the future performance of the MLCX Livestock Total Return Index or the Index Components will result in investors of MLCX Livestock ELEMENTS receiving a positive return on their investment.

Source: Bloomberg.

What Are Some of the Risks of   MLCX   Livestock   ELEMENTS?

An investment in MLCX Livestock ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1.  No Principal Protection – If the value of the MLCX Livestock Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your MLCX Livestock ELEMENTS, you will receive less, and possibly significantly less, than your original investment.

2.    Commodity Market and Index Risk – The return on MLCX Livestock ELEMENTS is linked to the performance of the MLCX Livestock Total Return Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably and commodity markets may trade in contango or backwardation, affecting the value of the Index Components and, consequently, the value of your MLCX Livestock ELEMENTS in unforeseeable ways. In the event of a market disruption, the index publisher may suspend or discontinue the calculation or publication of the MLCX Livestock Total Return Index making it difficult to determine the market value of the MLCX Livestock Total Return Index and of your MLCX Livestock ELEMENTS which may, in turn, adversely affect the market price of your MLCX Livestock ELEMENTS.

3.  Concentrated Investment Risk – Because the Index Components are concentrated in agricultural commodities in general and in livestock in particular, your investment may carry risks similar to a concentrated securities investment in the livestock sector.

4.  No Interest Payments – You will not receive any periodic interest payments on MLCX Livestock ELEMENTS.

5.  Issuer Risk – Since MLCX Livestock ELEMENTS are senior unsecured debt securities of Credit Suisse, the amount due on MLCX Livestock ELEMENTS is dependent on Credit Suisse’s ability to pay.

6.  Restrictions on Repurchases by Credit Suisse – You must offer at least $2,500,000 stated principal amount of MLCX Livestock ELEMENTS (250,000 securities) to Credit Suisse for your offer for repurchase to be considered.

7.  Call Feature –Your MLCX Livestock ELEMENTS may be repurchased on or after April 7,2011 if the principal amount of the MLCX Livestock ELEMENTS outstanding is $5,000,000 (500,000 securities) or less.

8.  A Trading Market for MLCX Livestock ELEMENTS May Not Develop – Although we intend to list MLCX Livestock ELEMENTS on the American Stock Exchange, a trading market may not develop. The issuer is not required to maintain any listing of MLCX Livestock ELEMENTS on an exchange.

9   Uncertain Tax Treatment – Significant aspects of the tax treatment of MLCX Livestock ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if MLCX Livestock ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about MLCX Livestock ELEMENTS, visit www. ELEM ENTSetn com.

Registration Statement and Prospectus

This document is a summary of the terms of the securities and factors you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read this summary together with the pricing supplement dated April 1, 2008, the prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the risks discussed herein and the “Risk Factors” section of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-LSO.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

American Stock Exchange is a registered service mark of American Stock Exchange LLC.

S&P GSCI Livestock Total Return Index is a trademark of Standard & Poor's.

© 2008 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-LSO